SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 February 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Board Updates dated 23/02/2021
99.2 Director/PDMR Shareholding dated 26/02/2021

Exhibit No: 99.1

InterContinental Hotels Group PLC
Board Updates

23 February 2021 - InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

-
The appointments of Daniela Barone Soares and Richard Anderson to its Board as Independent Non-Executive Directors, effective 1 March 2021.

-
The retirement from its Board of Anne Busquet, Non-Executive Director, effective at IHG's 2021 Annual General Meeting.

These changes reflect IHG's ongoing commitment to succession planning and ensuring a diverse Board composition that reflects our stakeholders and the communities in which we operate, and to bring together the best range of talent, skills and relevant experience.

Appointment of Daniela Barone Soares
Daniela is currently Chief Executive Officer of Snowball Impact Management Ltd. and a Designated Member of Snowball Impact Investments GP LLP, a diversified investment fund focused on generating financial returns with a positive social and environmental impact. Daniela is also an Independent Non-Executive Director at FTSE 100 company Halma plc.

Daniela was formerly Chief Executive Officer of financial advisory and strategic consultancy, Granito Group. Prior to this, she was Chief Executive Officer at Impetus, a private equity foundation that works with charities to transform the lives of disadvantaged young people. She has served on various commercial and non-profit boards and advisory boards, including Evora S.A. in Brazil and the UK National Advisory Board to the G8 Social Impact Investment Taskforce. She also spent nearly 15 years combined in roles at Save the Children, BancBoston Capital, Citibank and Goldman Sachs.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Daniela brings to IHG a strong record of driving performance and financial returns that deliver positive social and environmental impacts. This clear commitment to ESG responsibilities, alongside a wealth of knowledge about the role of technology in driving change and 15 years of board level experience, will make Daniela a valuable addition to the IHG Board."

Daniela will serve on the Remuneration and Responsible Business Committees of the IHG Board.

Pursuant to LR 9.6.13R, Daniela is an Independent Non-Executive Director at Halma plc.

Appointment of Richard Anderson
Richard is the former Chief Executive Officer of US railroad company Amtrak. He previously spent more than 25 years in the aviation industry, last holding the position of Executive Chairman of the Board of Directors at Delta Air Lines having formerly been Chief Executive Officer. Prior to this, he was President of UnitedHealth Group Commercial Markets. Richard has also served as Chief Executive Officer and Chief Operating Officer at Northwest Airlines and held senior roles at Continental Airlines. He is currently a director of Cargill Inc. and is on the Board of Directors at Genesis Park Acquisition Corp., and Medtronic Inc.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Richard has extensive experience of building and leading strong businesses that provide high-quality experiences for customers, and in-depth knowledge of the travel landscape both globally and in the US. This expertise and Richard's significant board level experience will make him a valuable addition to the IHG Board."

Richard will serve on the Remuneration and Audit Committees of the IHG Board.

Pursuant to LR 9.6.13R, Richard is on the Board of Directors at Genesis Park Acquisition Corp., and Medtronic Inc., and served on the Board of Directors of Delta Air Lines Inc, from 2007 to 2016.

Retirement of Anne Busquet

Patrick Cescau, Non-Executive Chair, IHG, commented: "Anne's breadth of experience, notably in technology and digital matters has been invaluable to the IHG Board during her six-year term. She has brought broad perspectives and constructive feedback and I am grateful for this valuable contribution."

=Ends=

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)                +44 (0)1895 512 176      +44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)      +44 (0)1895 512 097      +44 (0)7527 424 046

About IHG Hotels & Resorts
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

-     Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 24 February 2021 the following shares were transferred, pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Keith Barr	5,727
Paul Edgecliffe-Johnson	4,019
Elie Maalouf	4,096
Claire Bennett	3,875
Jolyon Bulley	2,740
Yasmin Diamond	2,066
Nicolette Henfrey	1,777
Kenneth Macpherson	3,321
George Turner	3,892

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,727
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,727 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,019
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,019 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,096
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,096 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,875
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,875 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,740
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,740 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,066
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,066 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,777
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,777 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,321
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,321 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2018/20 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,892
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,892 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-24
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	26 February 2021